Pansoft Company Limited

August 12, 2008

VIA EDGAR AND FACSIMILE Barbara C. Jacobs, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549

Re:	Pansoft Company Limited Registration Statement on Form S-1, as amended File Number 333-150992

Dear Ms. Jacobs:

On behalf of Pansoft Company Limited (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for August 12, 2008 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Anthony W. Basch at Kaufman & Canoles, our counsel, at (804) 771-5777.

Very truly yours,
Pansoft Company Limited

/s/ Hugh Wang

Hugh Wang
Chief Executive Officer